                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)

                             J.D. Edwards & Company
                                (Name of Issuer)
  ----------------------------------------------------------------------------
                                  Common Stock
                         (Title of Class of Securities)
  ----------------------------------------------------------------------------
                                    281667105
                                 (CUSIP NUMBER)
  ----------------------------------------------------------------------------
                           Robert C. Dinerstein, Esq.
                                     UBS AG
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 821-3000
   (Name, address and telephone number of person authorized to receive notices and communications)
  ----------------------------------------------------------------------------
                                  July 17, 2003
             (Date of Event That Requires Filing of this Statement)
  ----------------------------------------------------------------------------




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  ----------------------------------------------------------------------------

1     Names and I.R.S. Identification Nos. of Reporting Persons

UBS AG

98-0186363
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group

a  [ ]
b  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     Source of Funds

BK
--------------------------------------------------------------------------------
5     Check box if disclosure of legal proceedings is required pursuant to
Item 2(d) or 2(e)
[ ]
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

 Switzerland
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

      7.  Sole Voting Power:          6,672,090
      8.  Shared Voting Power:                0
      9.  Sole Dispositive Power:     6,672,090
      10.  Shared Dispositive Power:          0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

6,672,090
--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

5.58%
--------------------------------------------------------------------------------
14    Type of Reporting Person

BK
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

Common Stock

J.D. Edwards & Company
One Technology Way
Denver, CO 80237
--------------------------------------------------------------------------------
Item 2.  Identity and Background

UBS AG ("UBS AG"), incorporated under the laws of Switzerland

Principal business: UBS AG is a major international banking and financial firm. Principal business office is located at:

Bahnhofstrasse 45
8021, Zurich, Switzerland

UBS AG has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). UBS AG was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Common Stock (as defined above in
Item 1) was working capital of UBS AG and the affiliates that purchased the subject securities.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction

The shares of Common Stock were acquired for investment and proprietary trading purposes and not with the purpose or effect of changing or influencing control of the Issuer. UBS AG and its affiliates review their respective holdings of the Issuer on an ongoing basis. Depending on such evaluations, UBS and its affiliates may from time to time in the future acquire additional shares in connection with such investment and risk arbitrage activities, but they have no present plans for any material additional acquisitions. Except as otherwise described herein, none of the reporting persons has any plans or proposals relating to or which would result in any of the transactions described in Items 4(a) - (j) of Schedule 13D.
--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer

As of the date of the event requiring the filing of this schedule, UBS AG beneficially owns 6,672,090 shares of Common Stock of J.D. Edwards & Company (the "Issuer"), or 5.58% of the class outstanding as of December 6, 2002, as reported in the Issuer's Annual Report on Form 10-K for the year ended 10/31/02.
--------------------------------------------------------------------------------
Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

To the best knowledge of UBS AG, no contracts, arrangements, understandings or relationships (legal or otherwise) exist UBS AG and any other person with respect to the securities of the Issuer.
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits

None
--------------------------------------------------------------------------------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2003

UBS AG

By:   /s/ Robert C. Dinerstein            By:    /s/ Robert B. Mills
      Robert C. Dinerstein                       Robert B. Mills
      Managing Director                          Managing Director